Exhibit 6.1

ASSET PURCHASE AGREEMENT

I. THE PARTIES. This Asset Purchase Agreement (“Agreement”), made this November 22 2021 between the following parties:

Buyer: A business entity known as Planet Resource Recovery, Inc., 6321 Porter Road Suite 7, Sarasota, Florida 34240, USA.

AND

Seller: A business entity known as Agile Vehicle Technologies Limited, Orchard Cottage, Main Street, Babcary, Somerton Somerset. UK TA11 7DZ.

When both the Buyer and Seller are mentioned collectively, they shall be known as the “Parties”.

II. ASSETS. As part of this Agreement, the Buyer agrees to buy while the Seller agrees to sell the following tangible and intangible assets:

●	MAX ATV Product Line (Ex-Recreatives):

○	MAX physical assets comprising body tooling (moulds and cutting templates) for Max Il, Max IV and Buffalo [currently located at 303 Industrial Dr., Grand Island, NY]

○	MAX Intellectual Property

○	The MAX brand and name along with native source files relating to recent logo development (bitmaps and animations).

○	Digital CAD drawings etc. Recreatives (“RI”) era CAD will be provided in native format (AutoCAD 2000 — 2D), along with PDF and other formats that have been derived from them for day-to-day use. Post-RI CAD will generally be in SolidWorks (3D) format, though alternative common formats such as .step, Parasolid, IEG etcS can be made available if necessary

○	Paper drawings (plus drawing cabinet) (many predating digital formats)

○	A copy of the complete electronic working file repository taken from the Recreatives server (snapshot as at 2013)

○	Documentation, 3D CAD, photographic imagery, graphics and other MAX-related material generated by MXI or AVT subsequent to the Recreatives sale. [datasets created after 2013 will first be checked and purged of data relating to Mudd-Ox]

○	maxatvs.com domain name

○	PO history [two RI-era file cabinets]

●	Control/ownership of the legacy MAX toll-free 800 telephone number (subject to transferability)

●	Web site (or copy thereof) along with hosting and CMS information (if/as required). We will collaborate to achieve a smooth transition of all web and cloud based assets, including seeding of prior announcements, cross-links and teasers and, if necessary, maintaining existing hosting and host management, but providing full access for editing and content management until RI is ready to implement alternative arrangements.

●	MaxATV’s Google Business account, with email archives (legacy)

●	T-20 Transmission - Access to and freedom to exploit Skid Steer related IP and documentation in support of T-20 fabrication, copies of which will be provided on the understanding that such information is not to be further disclosed, except of course in connection with quotes, fabrication, etc.

○	Electronic Copies of Skid Steer T20 drawings, Supplier details, AVT-generated drawings for T-20 workbench assembly tooling

●	[The old Komatsu forklift - sold as seen]

The assets listed in this Section shall be collectively known as the “Assets.”

III. PURCHASE PRICE. The purchase price of the Assets is $250,000.00 (“Purchase Price”).

IV. DEPOSIT. A 10% deposit in the amount of $25,000.00 (“Deposit”) was paid by the buyer on October 14, 2021 and shall be credited towards the Purchase Price at Closing.

The Deposit is considered refundable within the Inspection Period in Section VI in the case of Section XIV.

V. INSPECTION PERIOD. The Parties agree that there shall not be an inspection period for inspection by the Buyer (“Inspection Period”). The Buyer agrees to purchase the Assets on an “As Is, Where Is” basis with no warranties made by the Seller.

IV. PAYMENT. Payment shall be made, in full, at Closing in accordance with Section VIl of this Agreement.

VII. FINANCING. This Agreement is not contingent on the Buyer obtaining financing in order to close on the Assets. The Buyer must provide proof of funds within 2 days from the Effective Date of this Agreement.

VIII. APPROVAL OF 3RD PARTY. For the Assets to be sold, there is no approval needed from any party other than the Seller. This Agreement is not contingent on the Seller receiving approval from any 3rd party to sell the Assets.

IX. CLOSING. This transaction shall be closed on November 26 2021 at 05:00 PM or earlier at an agreed-upon location by the Parties. (“Closing”). Any extension of the Closing must be agreed upon, in writing, by Buyer and Seller.

Closing Costs. All costs associated with the Closing shall be the responsibility of both Parties bearing their own expenses.

X. SELLER’S REPRESENTATIONS. The Seller covenants and represents the following:

Fiduciary Duty. The Seller agrees that during the purchase process to hold a fiduciary duty in the best interests of the Buyer. The Seller shall in no way conduct any action that would disrupt the ongoing status of the Assets’ value or condition. This obligation shall continue until the Closing.

Rights and Ownership. Seller makes the claim that they are the sole owner of the Assets with full rights to sell as stated in this Agreement. No other person has any claim, right, title, interest, or lien in, to, or on the Assets.

Outstanding Liabilities. The Seller has no outstanding liabilities, liens, judgments, or obligations that directly or indirectly affect the Assets.

Taxes. Seller claims that all taxes related to the Assets have been paid-in-full.

Insurance. If there is any insurance on the Assets, the Seller agrees to provide the Buyer with a copy of the current insurance policy, if any, to the Buyer within a reasonable time period. The Buyer has the option to assume the policy subject to the insurer’s approval.

Outstanding Suits. There are no actions, suits, proceedings, or investigations pending or, to the knowledge of the Seller, threatened against or involving the Seller or brought by the Seller or affecting any of the Assets at law or in equity or admiralty or before any Federal, State, Municipal, or another governmental department, commission, board, agency, or instrumentality, domestic or foreign, nor has any such action, suit, proceeding, or investigation been pending during the preceding date hereof.

XI. PARTIES’ REPRESENTATIONS. The Parties represent and agree to the following:

Compliance with Agreement. The representations and warranties of the Seller contained in this Agreement or any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true on and as of the Closing as though such representations and warranties were made at and as of such date, except if such representations and warranties shall be true as of such date.

Injunction. On the day of Closing, there shall be no effective injunction, writ, preliminary restraining order, or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not to be consummated as herein provided.

Buyer’s Approval. All actions, proceedings, instruments, and documents required to carry out this Agreement, or incidental thereto, and all other related legal matters shall have been approved by counsel for the Buyer.

Casualty. The Assets, or any substantial portion thereof, shall not have been adversely affected in any material way as a result of any fire, accident, flood, or other casualty or act of God or public enemy, not shall any substantial portion of the purchased property have been stolen, taken by eminent domain, or subject to condemnation. If the Closing occurs hereunder despite such casualty as a result of the waiver of this condition by the Buyer, the Seller shall assign or pay over to the Buyer the proceeds of any insurance or any condemnation proceeds with respect to any casualty involving the Assets that occur after the date hereof.

Adverse Change. Between the date of this Agreement and the Closing, there shall be no material adverse change of the Assets.

XII. SELLER’S INDEMNIFICATION. The Seller agrees to jointly and severally indemnify and hold the Buyer, and assigns, harmless from any and all claims of any nature whatsoever, including without limitation:

Claims. Tort claims and claims made by creditors; and

Taxes. Claims that may be made hereinafter on account of Federal and State taxes, including, but not limited to, sales taxes, franchise taxes, unemployment taxes, Social Security taxes, excise taxes, and any other taxes of any nature or form on account of the Buyer ending on and accruing up to the Closing.

XIII. ACCESS TO INFORMATION: After the execution of this Agreement, the Buyer shall have full access to any and all information in reference to the Assets. The Buyer shall maintain a fiduciary duty to keep the information that it obtains confidential and agrees to not share with any third (3rd) party unless the Seller gives their written consent.

XIV. TRANSFER OF ASSETS. The Seller makes the following covenants to the Buyer:

Title. A bill of sale shall be delivered at the Closing that shall transfer all the Assets mentioned in this Agreement and free and clear of all encumbrances. The Seller shall include any and all certificates and titles with the transfer of the Assets to be placed in the name of the Buyer or in a name the Buyer suggests.

Period Until Closing. Until the Closing, the Seller assumes all risk of loss, damage, or destruction to the Assets subject to this Agreement until the Closing. If the Assets are damaged or lost prior to the Closing that their valuation is affected, the Seller agrees to negotiate, in good faith, a reasonable reduction in the Purchase Price due to such loss. The Parties shall have 10 days to negotiate such loss of value or this Agreement shall be considered void with any Deposit made by the Buyer to be refunded.

XV. RETURN OF MATERIALS. Any information that is obtained by the Buyer through the Seller shall be returned if there is no Closing.

XVI. MEDIATION AND ARBITRATION. If a dispute arises under this Agreement, the parties agree to first try to resolve the dispute with the help of a mutually agreed-upon mediator in Sarasota County, State of Florida. Any costs and fees other than attorney fees associated with the mediation shall be shared equally by the parties. If the dispute is not resolved through mediation, the parties agree to submit the dispute to binding arbitration in Sarasota County, State of Florida under the rules of the American Arbitration Association. Judgment upon the award rendered by the arbitrator may be entered in any court with jurisdiction to do so. The prevailing party shall be entitled to recover its costs and reasonable attorney’s fees.

XVII. CONFIDENTIALITY. All negotiations regarding the Assets between the Buyer and Seller shall be confidential and not to be disclosed with anyone other than respective advisors and internal staff of the Parties and necessary third (3rd) parties. No press, or other public releases, will be issued to the general public concerning the Assets without the mutual consent or as required by law, and then only upon prior written notice to the other party unless otherwise not allowed.

XVIII. CURRENCY. All mentions of money or the usage of the “$” icon shall be known as referring to the US Dollar.

XIX. GOVERNING LAW. This Letter of Intent shall be governed under the laws by the State of Florida.

X. SEVERABILITY. In case any provision or wording in this Letter of Intent shall be held invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

XXI. ADDITIONAL TERMS & CONDITIONS. The acquisition purchase agreement between the Buyer and Seller consists of the following:

●	A sum of $250,000, consisting of:

○	$200,000 Cash ($25,000 deposit transferred on October 14, 2021; $175,000 due at closing)

○	$50,000 issued in Class C Convertible Preferred Stock. Class C Preferred Shares carry no voting rights and convert into common shares at the lesser of 50% below the previous day’s closing price or $0.005 per share; a 12 month trade restriction after the closing date applies.

●	Agile Vehicle Technologies Limited Receives Class B Preferred Stock, amounting to ten percent (10%) equity ownership in the company with entitlement to a corresponding (10%) share of company dividends. Class B Preferred Shares carry no voting rights.

●	Agile Vehicle Technologies agrees to supply T-21 Transmissions to Planet Resource Recovery, Inc. at a mark-up of 20% if PRRY utilizes the T-21 Transmission in new MAX vehicles.

●	MAX Assets may remain in storage at 303 Industrial Drive, Grand Island, NY. Agile may issue a request at any time to PRRY to relocate all MAX assets (pursuant to a 6 week lead time).

XXII. ENTIRE AGREEMENT. This Agreement contains all the terms agreed to by the parties relating to its subject matter including any attachments or addendums. This Agreement replaces all previous discussions, understandings, and oral agreements.

XXIII. SIGNATURES AND DATES. The foregoing is agreed to by:

Buyer:	Date:	26th November 2021
Andrew Lapp – CEO, Planet Resource Recovery, Inc.

Seller:	Date:	26th November 2021
Stuart Sowray – Director, Agile Vehicle Technologies Limited